SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-15752

Century Bancorp 401(k) Plan

(Full Title of the Plan)

CENTURY BANCORP, INC.

(Issuer of the securities held pursuant to the Plan)

400 Mystic Avenue

Medford, MA 02155

(Address of principal executive offices)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTURY BANCORP 401(k) PLAN

Date: July 10, 2015	By: /s/ William P. Hornby

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

As of December 31, 2014 and 2013

For the Year Ended December 31, 2014

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

As of December 31, 2014 and 2013 and

For the Year Ended December 31, 2014

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	4

Notes to Financial Statements	5-21

SUPPLEMENTAL INFORMATION AS OF DECEMBER 31, 2014:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 and 2013	22

CONSENTS:

Consents of Independent Registered Public Accounting Firms	23-24

Schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA, other than those listed above, are omitted because of the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the

SBERA 401(k) Plan as Adopted by Century Bancorp, Inc.

We have audited the accompanying statements of net assets available for benefits of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc. (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH

July 10, 2015

Report of Independent Registered Public Accounting Firm

Board of Trustees

The Savings Banks Employees Retirement Association

We have audited the accompanying statement of net assets available for benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Century Bancorp, Inc. (the “Plan”) as of December 31, 2013. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum LLP

Boston, MA

July 10, 2015

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014 and 2013

ASSETS
Investment - Plan interest in Savings Bank Employees Retirement
Association (“SBERA”) Common Collective Trust, at fair value	$22,427,944	$19,954,070

Receivables:
Employer contributions	11,673	14,518
Participant contributions	48,354	69,261
Notes receivable from participants	593,960	587,274

Total receivables	653,987	671,053

Net assets available for benefits	$23,081,931	$20,625,123

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2014

2014
ADDITIONS:
Investment income:
Plan interest in Savings Bank Employees Retirement Association Common Collective Trust net investment income	$1,221,644
Interest income on notes receivable from participants	22,997

1,244,641

Contributions:
Employer	346,168
Participant	1,532,661
Participant rollovers	223,343

2,102,172

Total additions	3,346,813

DEDUCTIONS:
Benefits paid to participants	841,202
Corrective distributions	10,155
Deemed distributions of participant loans	38,648

Total deductions	890,005

Net increase	2,456,808

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	20,625,123

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$23,081,931

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the SBERA 401(k) Plan as adopted by Century Bancorp, Inc. (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General –

The Plan is a defined contribution plan covering substantially all employees of Century Bancorp (the “Bank”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by Savings Banks Employees Retirement Association (“SBERA”), which has overall responsibility for the operation and administration of the Plan. An Investment Committee consisting of the Plan’s Trustees determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

The Plan is a member of the SBERA Common Collective Trust (the “Trust”). Under the trust agreement, the Plan owns a portion of the net assets of the Trust, which represents its interest in the Trust. Within the Trust, each of the member banks’ plan assets are jointly invested and the return on the assets is allocated to each plan based on the percentage of ownership each plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust. Participants are allowed to choose amongst a number of the Trust’s underlying investments through the use of unitized funds.

Eligibility Requirements –

To become eligible for participation, an employee must have reached 21 years of age.

Contributions –

Each year, participants may contribute to the Plan a percentage of pretax annual compensation, as defined in the Plan, up to 75% of eligible compensation, subject to the Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Effective August 1, 2014, new employees, as well as employees deferring less than 3% of compensation will be automatically enrolled in the plan with a pre-tax deferral of 3% of compensation.

The Bank may elect to make a discretionary matching contribution payment. For the year ended December 31, 2014, the Bank will make a matching contribution equal to 33% of participant deferrals, up to 6% of each participant’s eligible compensation contributed to the Plan.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

Contributions are subject to certain IRC limitations. The Bank may also elect to make additional discretionary contributions. The Bank did not make any additional discretionary contributions in 2104. Total contributions made by the Bank to the Plan were $346,168 and $321,605 for the years ended December 31, 2014 and 2013, respectively.

Participant Accounts –

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution and an allocation of Plan earnings. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments –

The Plan currently offers the following unitized fund (comprised of investments contained in the Trust) to participants:

Equity Account –

This account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.

Index 500 Account –

This account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index.

Small Cap Growth Account –

This account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significant greater than that of the market averages.

International Equity Account –

This account seeks to provide long-term capital appreciation by investing in foreign equity securities.

Small Cap Value Account –

This account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

Large Cap Value Account –

This account’s investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.

Large Cap Growth Account –

This account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.

Life Path Accounts –

These accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each account utilizes a predetermined mix of specified asset clauses with frequent re-balancing back to the fund’s target allocation.

All Asset Account –

The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a “fund of funds” that allocates its assets among a group of PIMCO funds. The All Asset Account rebalances among the funds as real return values shift in the market.

The SBERA Account –

The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the account is expected to provide investors with long-term growth of capital and income. The SBERA Account provides investors with greater diversification and significantly less risk than a more concentrated portfolio.

Money Market Account –

This account seeks to provide income consistent with the preservation of principal. This Account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.

Certificate of Deposit –

The Bank makes available a certificate of deposit of the Bank as an investment option for 401(k) participants.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

Bond Account –

This account seeks to provide income consistent with U.S. Investment grade bond market returns. The account will be invested in U.S. Government securities and agencies, mortgage pass-through securities, high quality corporate securities, debt and money market instruments. A prudent amount may be invested in below investment grade corporate bonds, foreign debt instruments and long-dated maturities.

Bank Shares –

Participants may allocate any portion of their contributions to purchase Class A common shares of Century Bancorp, Inc. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Century Bancorp, Inc.’s common stock amounted to $1,393,247 and $1,082,687 at December 31, 2014 and 2013, respectively. Because the Bank is the Plan Sponsor, transactions involving Century Bancorp, Inc.’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Vesting –

Participants are vested immediately in their contributions, plus actual earnings thereon. Participants become 100% vested in Bank contributions upon death, total and permanent disability, or attainment of normal retirement age. Otherwise, a participant’s interest in Bank contributions and earnings there on vests as follows:

Years of Service	% Vested
1	20%
2	40%
3	60%
4	80%
5	100%

Notes Receivable from Participants –

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Notes are required to be repaid within five years unless the note is to be used for the purchase of a primary residence in which case the note may be repaid within a period of no more than twenty years. The notes are secured by the balance in the participant’s account and bear interest at a rate of 4.25%. The note interest rate is set at prime rate as published by the Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits –

Upon termination of service, retirement, disability or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount, installment payments or partial payments. In-service withdrawals from the participant’s account are available upon reaching age 59 1⁄2. A participant may withdraw from their rollover or voluntary after-tax accounts at any time. If a participant’s vested account balance is $1,000 or less, the Plan administrator can distribute the entire balance in a lump-sum amount. A participant may request a withdrawal upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship”. Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate. Hardship withdrawals are available from the participant’s elective deferral account, excluding earnings thereon, in order to meet a participant’s immediate and heavy financial need. Participant deferrals are suspended for six months following receipt of a hardship withdrawal.

Forfeitures –

At December 31, 2014 and 2013, forfeited nonvested accounts totaled $6,982 and $1,208, respectively. These accounts are used to reduce future employer contributions. For the years ended December 31, 2014 and 2013, employer contributions were reduced by $8,565 and $3,448, respectively.

Administrative Expenses –

Administrative expenses including investment related fees are paid directly by the Trust and are reflected in the Plan’s share of the Trust net investment activity. In addition, included within the Plan’s interest in the Trust’s net investment income, in the accompanying Statement of Changes in Net Assets Available for Benefits, are certain investment related expenses included in the unrealized appreciation of fair value of investments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting –

The accompanying financial statements are prepared on the accrual basis of accounting.

In May 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public entities for fiscal periods beginning after December 15, 2015, with retrospective application to all periods presented. Early application is permitted. Management has elected not to early adopt ASU 2015-07.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

Use of Estimates –

The preparation of financial statements, in accordance with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition –

The Plan’s interest in the Trust is reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment advisors and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income includes interest and dividend income and the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s sole investment at December 31, 2014 and 2013 is its interest in the Trust. Consequently, it recognizes investment income based on its percentage of interest in the Trust.

Notes Receivable from Participants –

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. Delinquent notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits –

Benefits are recorded when paid.

Date of Management’s Review –

The Plan has evaluated subsequent events through the date the financial statements were issued. No events requiring recognition or disclosure in the financial statements were identified.

Reclassifications –

Certain amounts in the prior year’s financial statements have been reclassified for comparative purposes to conform to the presentation in the current year’s financial statements. These reclassifications have no effect on the previously reported net increase to net assets available for benefits.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties –

The Plan, through its investment in the Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) ASC 820 provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value by the Trust. There were no changes in these methodologies used by the Trust at December 31, 2014 and 2013.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

Collective funds:

Valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. These investments are generally classified as level 2 in the fair value hierarchy.

Equity securities:

Valued at the closing price reported on the active market on which the individual securities are traded and are generally classified as level 1 in the fair value hierarchy.

Mutual funds:

Valued at the daily closing price as reported by the fund. Mutual funds held by the Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their NAV and transact at that price. The mutual funds held by the Trust are deemed to be actively traded. The securities are measured at fair value based on quoted market prices in an active market and are generally classified as level 1 in the fair value hierarchy.

Hedge funds:

The funds are valued at net asset value, without further adjustment, as calculated by the fund’s manager based upon the terms and conditions of the organizational documents of the underlying investments, with further consideration to portfolio risks. These investments are generally classified as level 3 in the fair value hierarchy.

Certificates of deposit:

Certificates of deposit are measured at fair value in Level 1 at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Trust’s fair value measurements at December 31, 2014:

Description	Level 1	Level 2	Level 3	Total
Certificates of Deposits	$5,375,981	$—	$—	$5,375,981

Collective Funds:
International equity	—	103,766,893	—	103,766,893
Domestic equity	—	298,314,810	—	298,314,810
Fixed rate debt	—	124,625,644	—	124,625,644
Balanced	—	139,385,886	—	139,385,886

Total Collective Funds:	—	666,093,233	—	666,093,233
Equity Securities:
Basic materials	28,436,719	—	—	28,436,719
Consumer goods	62,216,652	—	—	62,216,652
Energy	7,371,710	—	—	7,371,710
Financial services	76,777,360	—	—	76,777,360
Healthcare	52,867,393	—	—	52,867,393
Industrial goods	28,327,850	—	—	28,327,850
Services	70,323,101	—	—	70,323,101
Technology	59,634,161	—	—	59,634,161
Utilities	10,336,807	—	—	10,336,807

Total equity securities	396,291,753	—	—	396,291,753
Mutual Funds:
Alternate strategy	185,094,442	—	—	185,094,442
Fixed rate debt	43,900,489	—	—	43,900,489

Total Diversified Mutual Funds	228,994,931	—	—	228,994,931

Hedge Funds	—	—	63,851,554	63,851,554

Total	$630,662,665	$666,093,233	$63,851,554	$1,360,607,452

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Trust’s fair value measurements at December 31, 2013:

Description	Level 1	Level 2	Level 3	Total
Certificates of Deposits	$5,690,700	$—	$—	$5,690,700

Collective Funds:
International equity	—	111,447,845	—	111,447,845
Domestic equity	—	288,234,962	—	288,234,962
Fixed rate debt	—	100,967,717	—	100,967,717
Balanced	—	128,192,950	—	128,192,950

Total Collective Funds:	—	628,843,474	—	628,843,474
Equity Securities:
Basic materials	37,903,045	—	—	37,903,045
Consumer goods	44,604,928	—	—	44,604,928
Financial services	60,560,007	—	—	60,560,007
Healthcare	62,878,058	—	—	62,878,058
Industrial goods	32,518,803	—	—	32,518,803
Services	91,157,829	—	—	91,157,829
Technology	92,990,178	—	—	92,990,178
Utilities	4,726,011	—	—	4,726,011

Total equity securities	427,338,859	—	—	427,338,859
Mutual Funds:
Alternate strategy	172,436,182	—	—	172,436,182
Fixed rate debt	61,291,699			61,291,699

Total Diversified Mutual Funds	233,727,881	—	—	233,727,881

Hedge Funds	—	—	64,985,371	64,985,371

Total	$666,757,440	$628,843,474	$64,985,371	$1,360,586,285

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and the size of the transfer relative to total net assets available for benefits.

There were no transfers to or from Levels 1, 2, and 3 during the years ended December 31, 2014 and 2013.

The following table sets forth a summary of changes in fair value of the Trust’s Level 3 assets for the year ended December 31, 2014:

2014
Hedge Funds
Balance, beginning of year	$64,985,371
Sales	(5,500,000)
Purchases	3,443,302
Net unrealized gains	922,881

Balance, end of year	$63,851,554

In estimating the fair value of investments in Level 3, the Trust’s Investment Committee may use third-party pricing sources or appraisers. In substantiating the reasonableness of the pricing data provided by the third parties, the Trust’s Investment Committee evaluates a variety of factors including review of methods and assumptions used by external sources, recently executed transactions, existing contracts, economic conditions, industry and market developments and overall credit ratings.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

Fair Value of Investments in Entities that use NAV

The following table summarizes Trust investments measured at fair value based on NAV per share at December 31, 2014 and 2013:

			Redemption Frequency (If Currently Eligible)	Redemption Notice Period
	Fair Value
	2014	2013
Collective Funds:

Mercator International Equity Fund (b) *	$58,120,910	$63,209,240	Monthly	5 business days for large cash movements, 2 business days for small cash movements.
SSgA S&P 500 Index (c) *	243,523,611	242,431,856	Daily	1 business day prior to intended trade date, by 8:30 am.
Mellon Global Alpha 1 (d) *	54,791,199	45,803,106	Daily	2 business days prior to intended trade date, by 5 pm EST.
Black Rock U.S. Debt Index Fund T (e) *	39,055,235	39,152,225	Daily	2 business days prior to intended trade date, by 12:00 PM.
Wellington Core Bond Plus (f) *	85,570,409	61,815,492	Daily	1 business day prior to intended trade date, by 4:00 PM.
BlackRock LifePath Target Dates (g) *	139,385,886	128,192,950	Daily	Day of trade date, by 4:00 PM
SSgA International Index Fund (i) *	45,645,983	48,238,605	Daily	1 business day prior to intended trade date, by 8:30 am.

Hedge Funds:

GMO Multi-Strategy Fund Offshore (h) *	10,585,340	9,688,491	Monthly	10 business days in advance of month end.
Entrust Capital Diversified Fund QP, Ltd. (a) *	33,446,843	32,863,176	Quarterly	90 days
Crestline ERISA Fund, Ltd. (j) *	16,588,111	21,585,994	Quarterly	90 days
Crestline Offshore Opportunity Fund II, LLP(k) *	3,231,260	847,710	Quarterly	90 days

	$729,944,787	$693,828,845

*	denotes no unfunded commitments

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

a)	This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. The Fund’s objective is to seek above-average rates of return and long-term capital growth through an investment in EnTrust Capital Diversified Fund Ltd., a fund of funds with a diversified portfolio of private investment entities and/or separately managed accounts managed by investment managers. The fair values of the investments in this category have been determined using the net asset value per share of the fund.

b)	The objective of this fund is to provide superior investment returns for its clients through value-oriented, broadly diversified portfolios. The firm’s approach is to identify attractive, undervalued securities and to select those that have good prospects either for a recovery in earnings or for growth in earnings over the long term.

c)	The investment seeks to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index (the “S&P 500”). Under normal market conditions, the fund will not invest less than 80% of its total assets in stocks in the index. It generally intends to invest, via the portfolio, in all 500 stocks comprising the S&P 500 in appropriate proportion to their weightings in the S&P 500. The fund may sell securities that are represented in the S&P 500, or purchase securities that are not yet represented in the S&P 500, in anticipation of their removal from or addition to the S&P 500.

d)	The objective of this fund is to maximize the total return from income and capital growth. The fund invests at least 90% of its assets in a portfolio of international sovereign, government, agency, corporate, bank and asset backed debt and debt-related securities and in derivatives.

e)	This is an index fund that seeks to match the performance of the Barclays Capital Aggregate Bond Index (the “BCABI”) by investing in a diversified sample of the bonds that make up the BCABI. The BCABI is the broadest measure of the US investment-grade bond market and is comprised of the US treasury and federal agency bonds, corporate bonds, residential and commercial mortgage-backed securities and asset-backed securities.

f)	The objective of the Portfolio is to seek long-term total return in excess of the US bond market as represented by the Barclays US Aggregate Bond Index.

g)	These funds allocate its assets among a combination of equity, bond, and money market funds in proportions based on its own comprehensive investment strategy. Asset allocation will change over time according to a predetermined glide path as the Funds approach its target date, becoming more conservative prior to retirement, as time elapses.

h)	This fund’s investment objective is capital appreciation. The fund seeks to achieve its investment objective with low volatility relative to the equity markets. The fund expects to have low correlation to traditional market indices. Each trust aims to outperform the Citigroup Three-Month Treasury Bill Index by 8% per annum over a full market cycle with a standard deviation of returns of 5% per annum.

i)	The fund’s objective is to provide long-term capital growth. The fund invests in equity securities primarily of foreign issuers. The holdings are composed of, but not limited to, countries in Europe, Australia, and the Far East.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

j)	This category includes investments in hedge funds that pursue multiple strategies to diversify risks and reduce volatility. The Fund’s objective is to achieve superior risk-adjusted capital appreciation over the long term, generally through an investment in Crestline Offshore Fund, Ltd., which in turn invests in private investment funds and discretionary managed accounts, structured notes, swaps, or other similar products. The fair values of the investments in this category have been determined using the net asset value per share of the investments. The investments in this category have exceeded the redemption restriction in effect after initial acquisition.

k)	This category has an investment objective to achieve capital appreciation over a finite period of time via portfolio managers, secondaries and co-investments with a flexible and opportunistic mandate tactically allocating capital to look to capitalize on market dislocations and inefficiencies. The opportunities are expected to fall within the following strategies: Niche Alternatives and Private Credit and Hedge Fund secondaries. The fair value of the investments in this category have been determined using net asset value in accordance with the agreement terms for portfolio-managed investments, notes, swaps, and other similar products.

4.	INVESTMENT - PLAN INTEREST IN THE TRUST

All of the Plan’s investments are in the Trust, which was established for the investment of assets of the Plan and several other member bank sponsored retirement plans. Each participating retirement plan has an undivided interest in the Trust. The assets of the Trust are held by several custodians.

The value of the Plan’s interest in the Trust is based on the beginning of year value of the Plan’s interest in the Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. At December 31, 2014 and 2013, the Plan’s interest in the Trust was approximately 1.56% and 1.40%, respectively. Investment income and administrative expenses relating to the Trust are allocated to the individual plans based upon average monthly balances invested by each plan. The Plan’s interest in the Trust represents 5% or more of the Plan’s net assets at December 31, 2014 and 2013. The Trust is a level 2 investment. Redemptions are allowed daily for participants and the Plan, and there are no unfunded commitments.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

5.	INVESTMENT – TRUST ASSETS

The following table presents the net assets of the Trust at December 31, 2014 and 2013:

	2014	2013
Assets:
Cash and cash equivalents	$86,953,268	$92,573,647
Investments:
Collective Funds:
Fixed income	124,625,644	100,967,717
Equity	402,081,703	399,682,807
Diversified	139,385,886	128,192,950

Total collective funds	666,093,233	628,843,474

Equity securities	396,291,753	427,338,859
Diversified mutual funds	228,994,931	233,727,881
Hedge funds	63,851,554	64,985,371
Certificates of deposit	5,375,981	5,690,700

Total investments	1,360,607,452	1,360,586,285

Notes receivable from participants	19,105,268	18,394,222
Other assets	7,204,084	3,326,415

Total assets	1,473,870,072	1,474,880,569

Liabilities:
Accrued operating and other expenses	697,398	670,135

Net assets available for benefits	$1,473,172,674	$1,474,210,434

Plan interest in the Trust	$23,081,931	$20,625,123

The following table presents investments that represent 5% or more of the Trust’s net assets at December 31, 2014 and 2013:

	2014	2013
SSgA S&P 500 Index	$243,523,610	$242,431,856
CIFI Core Bond Plus Portfolio	85,570,410	—

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

The following table presents the investment income of the Trust for the year ended December 31, 2014:

2014
Investment income:
Net realized/unrealized gains on investments	$45,477,755
Interest and dividends	18,795,435
Unrealized gains on investments	—

Total investment income	64,273,190

Administrative expenses	(3,071,717)

Total Trust net investment income	$61,201,473

Portion allocated to this Plan:
Investment income	$1,221,644
Interest income - notes receivable from participants	22,997

$1,244,641

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	TAX STATUS

The SBERA 401(k) Plan is a Prototype Plan. SBERA maintains the overall prototype plan document (master document). As of March 31, 2008, a favorable opinion letter has been received for all 401(k) plans. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

SBERA 401(k) PLAN

AS ADOPTED BY CENTURY BANCORP, INC.

NOTES TO FINANCIAL STATEMENTS

8.	RISKS AND UNCERTAINTIES

The Plan, through its investment in the Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

9.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Northeast Retirement Services (NRS), by contract with the approval of the Boards of Directors of SBERA and NRS, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for SBERA. The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. Effective November 1, 2013, the rate for the 401(k) plan was $929.50 per employer member per quarter, plus $21.00 per active participant per quarter ($24.00 for member with bank stock), plus an additional 1.25 basis point assessment on assets. Prior to November 1, 2013, the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $18.50 per active participant per quarter ($21.50 for member with bank stock), plus an additional 1.25 basis point assessment on assets.

The Plan invests in a common collective trust managed by SBERA, the Trustee of the Plan. Therefore, this qualifies as a party-in-interest transaction. Additionally, the Plan extends notes to participants, who are considered parties-in-interest.

SBERA 401(k) PLAN AS ADOPTED BY CENTURY BANCORP, INC.

EIN: 04-2498617

Plan Number: 002

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS

December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Savings Banks Employees Retirement Association	Common collective trust	**	$22,427,944
*	Participant Loans	Notes with per annum interest rates of 4.25%	—	593,960

	Total investments on the Form 5500			$23,021,904

**	Cost omitted for participant directed investments.
*	Denotes party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc. Committee and the Plan Administrator of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-29987) pertaining to the
SBERA 401(k) Plan as Adopted by Century Bancorp, Inc. of our report dated July 10, 2015 relating to the statements of net assets available for plan benefits of the SBERA 401(k) Plan as Adopted by Century Bancorp, Inc. as of December 31, 2014 and the related statement of changes in net assets available for plan benefits for the year then ended, included in this annual report on Form 11-K.

/s/ Caron & Bletzer, PLLC

Kingston, NH

July 10, 2015

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-29987) pertaining to the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Century Bancorp, Inc., of our report dated June 30, 2014, with respect to the financial statements and schedule of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Century Bancorp, Inc., included in this Annual Report on Form 11-K for the year ended December 31, 2013.

/s/ Marcum LLP

Marcum LLP

Boston, MA

July 10, 2015